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                                                                   EXHIBIT 12

                            HERSHEY FOODS CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   (in thousands of dollars except for ratios)
                                   (Unaudited)


                                                    For the Nine Months Ended
                                                    September 29,  October 1,
                                                      1996            1995
Earnings:

  Income before income taxes                        $324,761        $289,857

   Add (deduct):

    Interest on indebtedness                          39,583          32,507
    Portion of rents representative of the
      interest factor(a)                               6,454           6,223
    Amortization of debt expense                         175              41
    Amortization of capitalized interest               2,491           2,369

     Earnings as adjusted                           $373,464        $330,997


Fixed Charges:

  Interest on indebtedness                          $ 39,583        $ 32,507
  Portion of rents representative of the
   interest factor(a)                                  6,454           6,223
  Amortization of debt expense                           175              41
  Capitalized interest                                 1,490           1,350

     Total fixed charges                            $ 47,702        $ 40,121

Ratio of earnings to fixed charges                      7.83            8.25


NOTE:

 (a) Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.